UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-44465-10
SLM Funding LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way, Reston, VA 20190 703/984-6419
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Student Loan Trust 2001-2
Floating Rate Student Loan-Backed Securities

(Title of each class of securities covered by this form)
$250,000,000 Floating Rate Class A-1T Student Loan-Backed Notes
$736,000,000 Floating Rate Class A-1L Student Loan-Backed Notes
$0 Floating Rate Class A-2T Student Loan-Backed Notes
$496,120,000 Floating Rate Class A-2L Student Loan-Backed Notes
$53,756,000 Floating Rate Student Loan-Backed Certificates
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 8
Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Student Loan Trust 2001-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM STUDENT LOAN TRUST 2001-2

By: Chase Bank USA, National Association not in its individual capacity but solely as Eligible Lender Trustee

By:	/s/ JOHN J. CASHIN

Name: John J. Cashin
Title: Vice President